UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ASX ANNOUNCEMENT
10 February 2026

Elevra Signs Non-Binding Memorandum of Understanding for Spodumene Concentrate offtake with Mangrove Lithium

North American lithium producer Elevra Lithium Limited (“Elevra”) (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has signed a non-binding Memorandum of Understanding (“MoU”) to supply Mangrove Lithium (“Mangrove”) with spodumene concentrate produced at North American Lithium (“NAL”). A binding definitive agreement between Elevra and Mangrove may be signed at a future date, subject to Mangrove making a final investment decision prior to June 2027 for construction of a lithium conversion facility and agreement on the final terms of the agreement.

Under the terms of the non-binding MoU, Elevra and Mangrove intend to negotiate a definitive agreement under which Elevra could supply up to 144,000 tonnes per year of spodumene concentrate to Mangrove at market related prices, subject to a floor and ceiling price, which would support positive cashflow generation for NAL at any point in the pricing cycle.

The proposed supply would be for an initial period of five (5) years, commencing in 2028 and ramping up to 144,000 tonnes per annum by 2030, which would represent approximately 46% of estimated sales volumes. Mangrove intends to process the spodumene concentrate in Eastern Canada into battery-grade lithium hydroxide to support the establishment of a resilient, domestic battery supply chain in Canada. Mangrove’s facility would have the capacity to produce 20,000 tonnes of battery-grade lithium a year, which is the equivalent to 500,000 EVs.

Mangrove have demonstrated the viability of their lithium conversion process in a pilot plant located in Delta, Canada. Test work is being completed on NAL spodumene and results are expected in Q3 CY26. Alongside the pilot plant, Mangrove has constructed and commissioned North America’s first commercial electrochemical lithium refining plant, with a 1,000 tonnes per annum capacity, which will be used for customer product qualification programs.

Mangrove recently announced an US$85 million financing round led by Canada Growth Fund, with support from returning investors Breakthrough Energy, and BMW i Ventures. Other key supporters include Mitsubishi Corporation, Orion Industrial Ventures, Export Development Canada, InBC, Asahi Kasei, and BDC Capital. Mangrove’s proprietary refining platform eliminates solid waste byproducts and leverages low-cost, low-carbon electricity, delivering both environmental benefits and a structurally more cost-competitive alternative to conventional lithium refining.

Elevra’s Managing Director and Chief Executive Officer, Lucas Dow, said: “Signing this non-binding Memorandum of Understanding with Mangrove marks an important step in strengthening our commercial position while supporting the Canadian Government’s priority to build a secure critical minerals supply chain. Mangrove have achieved impressive results from their Pilot Plant and continue to refine their process efficiency.

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

“By supplying North American Lithium’s production to a local partner, we expect to improve our cost efficiency and reinforce the competitiveness of our operations.”
Mangrove Chief Commercial and Strategy Officer, Annie Liu, said: “Partnering with Elevra to source Canadian spodumene concentrate is a natural strategic fit for Mangrove. Today, most lithium refining happens overseas, resulting in the loss of downstream value from Canada’s raw resources. By locating conversion close to the feedstock, we enhance supply chain security, support the creation of high-value domestic jobs, and advance Canada’s Critical Minerals Strategy.
“This collaboration supports the development of a resilient, end-to-end lithium supply chain in Canada, reducing reliance on overseas processing and anchoring greater economic and strategic value domestically. In addition, Mangrove’s electrochemical refining process leverages Québec’s low-cost, low-carbon hydroelectric power, delivering a structurally cost-competitive solution while materially reducing the carbon footprint of lithium conversion”.

Strategic Benefits for Elevra
This non-binding MoU is an important commercial milestone that aligns Elevra with a potential local downstream partner - which could improve the economics of NAL. Key benefits are anticipated to include:
•	Reduced freight and logistics costs by supplying spodumene concentrate to a local converter, creating one of the shortest mine-to-chemicals supply chains in the industry;
•	A pricing framework which includes a floor price (and associated ceiling price) that underpins cashflow generation across market cycles while maintaining considerable leverage to lithium prices; and
•	A potential long-term offtake customer for increased annual output from the NAL Brownfield Expansion.

Strengthening Canada and Québec’s Battery Ecosystem
Collaboration between Elevra and Mangrove directly supports the Government of Québec and Canada’s priorities to accelerate the production of domestic battery materials and create end-to-end supply chains. Converting Elevra’s spodumene concentrate in Québec would minimise the need for long-distance transport, is likely to reduce emissions and would anchor more value-added processing within Canada.

Partnership with a Canadian Innovator
Mangrove is a Canadian company, backed by a strong group of global strategic investors, creating a modular, scalable, electrochemical refining platform that converts a wide variety of feedstocks directly into battery-grade lithium hydroxide, eliminating complex and costly steps from conventional lithium processing technologies. The modular platform allows for lithium refining operations to be established near the point of feedstock extraction or battery manufacturing.
For more information about Mangrove, please visit their website at: www.mangrovelithium.com

Announcement authorised for release by Elevra’s Board of Directors.

ELEVRA LITHIUM	2

About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, Ghana and Western Australia.
In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.
In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +617 3369 7058

ELEVRA LITHIUM	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: February 11, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel